Exhibit 21.1



                                 Subsidiaries of
                         Duck Head Apparel Company, Inc.

Listed below are the subsidiaries of Duck Head which are expected to exist following the Duck Head distribution:

(1)  Delta Merchandising, Inc., a South Carolina corporation (100% owned).

(2)  Cargud, S.A., a Costa Rican socieda anonima (100% owned).



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